SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
(Full title of the plan)
Diebold, Incorporated 5995 Mayfair Road PO Box 3077 North Canton, Ohio 44720-8077
(Name of issuer of the securities held by the plan and the address of its principal executive office)

REQUIRED INFORMATION
Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of an audited statement of financial condition and statement of income and changes in plan equity.
Financial Statements and Exhibits

			Page
A)	The following financial statements and schedules are filed as part of this annual report:

	1)	Statements of Net Assets Available for Benefits — December 31, 2005 and 2004	5

	2)	Statements of Changes in Net Assets Available for Benefits — Years Ended December 31, 2005 and 2004	6

	3)	Notes to Financial Statements — December 31, 2005 and 2004	7-13

	4)	Schedule H, Line 4a — Schedule of Delinquent Participant Contributions — Years Ended December 31, 2005	14

	5)	Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2005	15

	6)	Schedule H, Line 4j — Schedule of Reportable Transactions — Year Ended December 31, 2005	16

B)	The following exhibits are filed as part of this annual report:

	23.1	Consent of Bober, Markey, Fedorovich & Company, Independent Registered Public Accounting Firm	19

	23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm	20
EX-23.1
EX-23.2
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator and Participants
Diebold, Incorporated 401(k) Savings Plan
North Canton, Ohio
We have audited the accompanying statement of net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Diebold, Incorporated 401(k) Savings Plan as of December 31, 2004 were audited by other auditors whose report dated June 27, 2005, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 2005 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2005, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005, and Schedule H, Line 4j — Schedule of Reportable Transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Bober, Markey, Fedorovich & Company Bober, Markey, Fedorovich & Company
Akron, Ohio
June 13, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator and Participants
Diebold, Incorporated 401(k) Savings Plan:
We have audited the accompanying statement of net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP KPMG LLP
Cleveland, Ohio
June 27, 2005

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 and 2004

	2005	2004
Investments:
Participant-directed	$269,694,490	$229,934,143
Nonparticipant-directed	90,763,943	138,677,575

Total investments	360,458,433	368,611,718

Contribution receivable — participant	—	5,593
Contribution receivable — employer	14,919	7,499

Net assets available for benefits	$360,473,352	$368,624,810

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004

	2005	2004
Additions:
Contributions
Participant	$25,905,871	$24,047,857
Employer	8,773,858	7,457,916

Total contributions	34,679,729	31,505,773

Investment (loss) income
Interest and dividends	11,585,326	7,984,359
Net (depreciation) appreciation in the fair value of investments	(35,874,855)	19,252,737

Total investment (loss) income	(24,289,529)	27,237,096

Assets transferred in	9,331,156	—

Total additions	19,721,356	58,742,869

Deductions:
Benefits paid to participants	(19,779,935)	(16,716,283)
Administrative expenses	(161,564)	(43,020)
Assets transferred out	(7,931,315)	—

Total deductions	(27,872,814)	(16,759,303)

Net (decrease) increase during the year	(8,151,458)	41,983,566

Net assets available for benefits:
Beginning of year	$368,624,810	$326,641,244

End of year	$360,473,352	$368,624,810

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004
(1)	Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan (the “Plan”), as amended, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Board of Directors of Diebold, Incorporated (the “Employer”) established this defined contribution plan effective as of April 1, 1990. The Diebold, Incorporated 401(k) Savings Plan covers all non-bargaining unit employees of the Employer and affiliates who have completed ninety days of employment (“Salary Employees”), all hourly employees of the Employer at the Newark, Ohio facility who are represented by Local 710 of the International Union of Electrical Workers, who have completed ninety days of employment and have attained the age of twenty-one (“Newark Employees”), and all employees of the Employer at the Canton Plant who commenced active employment on or after May 1, 1992 and all employees on layoff status from the Canton Plant as of May 1, 1992 who returned to active service from the Canton Plant on or after May 1, 1992 (“Canton Plant Employees”). In addition, Canton Plant Employees must have completed ninety days of employment and have attained the age of twenty-one. In October 2003, the Employer closed the Canton Plant. Canton Plant Employees may elect distribution of benefits according to the Plan as noted in paragraph 1(e). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2002, the Employer established and included as a part of the Plan a stock bonus plan designed to invest primarily in Qualifying Employer Securities, as defined in Code Section 4975(e), and meet the other requirements of an Employee Stock Ownership Plan (the “ESOP”) as set forth in Sections 401(a) (28) and 4975 of the Internal Revenue Code (“IRC”). The Plan consists of two distinct components. The first component is the profit sharing portion, including cash or deferred arrangement, intended to be qualified under Section 401(k) of the IRC, which shall consist of all plan assets and funds, except for plan assets and funds invested in Diebold, Incorporated common stock. The second component of the Plan is the ESOP, which consists solely of all plan assets and funds invested in Diebold, Incorporated common stock. By establishing an ESOP within the Plan, the participants can receive their cash dividends from Diebold, Incorporated common stock directly, if desired, and the Employer can take a corresponding tax deduction.

On March 1, 2005, the assets of the TFE Technology Shared Savings Plan were transferred into the Plan in conjunction with the Employer’s acquisition of TFE Technology Holdings, LLC. On June 15, 2005, the assets of the Antar-Com, Inc. Profit Sharing Plan and Trust were transferred into the Plan in conjunction with the Employer’s acquisition of Antar-Com, Inc. On July 1, 2005, the assets of the NCI 401(k) Profit Sharing Plan were transferred into the Plan in conjunction with the Employer’s acquisition of Newell Communications, Inc.

On September 30, 2005, assets were transferred from the Plan. The transfer was due to the employment status change of certain employees that were involved in the sale of the Employer’s campus card systems business.

(b)	Contributions

Salary Employees

For the years ended December 31, 2005 and 2004, the Plan allowed each participant to voluntarily contribute from one to fifty percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the IRC.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004
(continued)
(b)	Contributions (continued)

Salary Employees (continued)

In 2005 and 2004, for employees hired prior to July 1, 2003, the Employer contributed, as a Basic Matching Contribution, an amount equal to sixty percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and thirty percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period.

For employees hired on or after July 1, 2003, the Employer contributed, as a Basic Matching Contribution, an amount equal to one hundred percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and fifty percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period. This new enhanced benefit was in lieu of participation in the Retirement Plan for Salaried Employees. Participation in the Retirement Plan for Salaried Employees was frozen for newly hired employees effective July 1, 2003.

Effective January 1, 2002, the Plan was amended so that as of the last day of each Plan year, the Employer shall calculate the amount of the Basic Matching Contribution that would be contributed on behalf of each participant for that Plan year if the Basic Matching Contribution were calculated and contributed on an annual basis rather than during each payroll period. If the amount of the Basic Matching Contribution, when calculated on an annual basis for the Plan year, is greater than the dollar amount actually contributed to a participant on a payroll basis during that Plan year, the Employer shall contribute to the Trust Fund, as of the last day of the Plan year, the additional amount necessary to increase the Basic Matching Contribution for each participant to the amount of the Basic Matching Contribution as calculated on an annual basis. The additional Basic Matching Contribution receivable calculated on an annual basis was $14,919 and $6,364 as of December 31, 2005 and 2004, respectively.

At the end of any Plan Year, the Employer, at its discretion, may determine that an Additional Matching Contribution be made for the next succeeding Plan year. The amount of any Additional Matching Contribution shall be determined solely by action of the Board of Directors. There were no Additional Matching Contributions made on behalf of any plan participants in either 2005 or 2004.

Newark Employees

Prior to September 15, 2004, the Plan allowed each participant to voluntarily contribute from one to five percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the IRC. Effective September 15, 2004, the percentage range increased to one to ten percent.

In 2005 and 2004, the Employer contributed, as a Basic Matching Contribution, an amount equal to thirty percent of participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004
(continued)
(c)	Participants’ Accounts

Salary Employees

As of January 1, 1992, the Employer established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account. Each participant may direct that his or her contributions to the Regular Account be invested in the Loomis Sayles Bond Fund, Loomis Sayles Small Cap Value Fund, Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard International Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard PRIMECAP Fund, Vanguard Selected Value Fund, Vanguard STAR Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, Diebold Company Stock Fund or any combination thereof with the minimum investment in any fund of one percent.

For 2005 and 2004, the Employer’s Basic Matching Contribution was divided between the Regular Account and the Retiree Medical Funding Account based on a predefined formula and was invested in the Diebold Company Stock Fund.

As of March 1, 2002, a participant may elect to transfer the Employer Basic Matching Contributions and the Employer Additional Matching Contributions, which have been invested in the Diebold Company Stock Fund for a minimum 12-month period, to other funds within the Plan.

Canton Plant (thru October 2003) and Newark Employees

The Employer established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account and all Employer contributions are deposited into the Retiree Medical Funding Account. Each participant may direct that his or her contributions to the Regular Account, as well as all Employer contributions to the Retiree Medical Funding Account, be invested in the above named funds according to the participant’s direction with the minimum investment in any fund of one percent.

(d)	Vesting

For employees hired before July 1, 2003, a participant’s pre-tax contributions and earnings, and the Employer’s contributions and earnings are immediately vested and nonforfeitable. For employees hired on or after July 1, 2003, participant’s pre-tax contributions and earnings are immediately vested and nonforfeitable; however, Employer contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three years or more, 100 percent.

(e)	Distribution of Benefits

Upon termination of service with the Employer or an affiliate, a participant shall receive his or her total account balance in a lump sum payment if such total account balance does not exceed $5,000. Otherwise, the participant may elect to receive his or her total account balance in a lump sum payment upon termination, defer receipt until retirement date, or make a direct rollover to a qualified plan. For any funds invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer’s common stock.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004
(continued)
(f)	Participant Notes Receivable (Salary Employees)

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50% of a participant’s current balance (in $100 increments), whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and ranges from 5.00% to 10.50% at December 31, 2005.

(g)	Withdrawals (Newark Employees and Canton Plant Employees)

A financial hardship provision is available enabling a participant to withdraw an amount to cover an immediate and heavy financial need.

(h)	Expenses

All costs and expenses incident to the administration of the Plan are paid by the plan administrator, or at the discretion of the administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund, which are borne by the individual loan participants.

(i)	Retiree Medical Funding Account

The aforementioned Retiree Medical Funding Account is intended to help accumulate funds to cover medical expenses after a participant retires which are no longer covered by an Employer sponsored plan. A portion of the Employer’s Basic Matching Contribution, based on a predefined formula, is deposited in the Retiree Medical Funding Account as is the employer’s past service contribution.

(j)	Forfeited Accounts

At December 31, 2005 and 2004 forfeited unvested accounts totaled $133,273 and $20,683 respectively. These accounts are used to reduce future employer contributions or administrative fees.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

(b)	Investment Valuation

The Plan’s investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value. All purchases and sales transactions are recorded on a trade date basis.

(c)	Benefit Payments

Benefits are recorded when paid.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004
(continued)
(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.
(3)	Investments

The following presents investments that represent 5 percent or more of the Plan’s assets available for benefits as of December 31:

	2005		2004
	Number of	Current	Number of	Current
	Shares/Units	Value	Shares/Units	Value
Vanguard 500 Index Fund	397,937	$45,730,963	394,635	$44,057,090
Vanguard PRIMECAP Fund	397,681	25,972,546	374,283	23,317,812
Vanguard Total Bond Market Index Fund	2,502,252	25,172,655	2,357,298	24,209,449
Vanguard U.S. Growth Fund	1,672,448	30,020,433	1,699,814	27,502,994
Vanguard Windsor II Fund	829,530	25,989,163	723,526	22,233,951
Vanguard Retirement Savings Trust	40,189,787	40,189,787	35,120,745	35,120,745
Diebold Company Stock Fund *	2,388,525	90,763,943	2,488,383	138,677,575

*	- Nonparticipant-directed investment
The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

	2005	2004
Mutual funds	$6,936,158	$14,874,317
Common stock	(42,811,013)	4,378,420

	$(35,874,855)	$19,252,737

Information about the changes in net assets relating to the nonparticipant-directed investment are as follows:

	Year Ended	Year Ended
	December 31, 2005	December 31, 2004
Participant contributions	$4,071,379	$4,337,644
Employer contributions	6,130,061	4,898,156
Interest and dividends	440	7,511
Net (depreciation) appreciation	(42,811,013)	4,378,420
Benefits paid to participants	(4,814,586)	(5,692,921)
Administrative expenses	(23,403)	(22,862)
Interfund transfers	(9,116,532)	(11,863,142)
Asset transfers out	(1,349,978)	—

Total	$(47,913,632)	$(3,957,194)

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004
(continued)
(4)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Employer by a letter dated December 20, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

(6)	Timeliness of Contributions

As a result of an isolated error in the payroll process, the Employer was late in submitting employee and employer contributions for one payroll period in 2004 at the Newark plant. The employee and employer contributions were $2,651 and $555, respectively. In August 2005, the Employer reimbursed the Plan for the delayed contributions as well as for lost interest and investment income which resulted from the delay.

(7)	Subsequent Events

Effective April 1, 2006, for employees hired prior to July 1, 2003, the Employer will increase its Basic Matching Contribution on the participant’s pre-tax contributions from 60/30 ($0.60 for every $1.00 the employee contributes on the first 3% and $0.30 for every $1.00 the employee contributes from 4% to 6%) to 60/40 ($0.60 for every $1.00 the employee contributes on the first 3% and $0.40 for every $1.00 the employee contributes from 4% to 6%). For employees hired on or after July 1, 2003, and that are eligible for the enhanced match, the employer will increase its match from 100/50 ($1.00 for every $1.00 the employee contributes on the first 3% and $0.50 for every $1.00 the employee contributes from 4% to 6%) to 100/60 ($1.00 for every $1.00 the employee contributes on the first 3% and $0.60 for every $1.00 the employee contributes from 4% to 6%).

Also effective April 1, 2006, the Employer has added seven new funds to the Plan. The new funds are: Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement Income Fund and Vanguard International Value Fund.

8)	Party — In — Interest Transactions

The Trustee serves as the fund manager of the Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard International Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard PRIMECAP Fund, Vanguard STAR Fund, Vanguard Selected Value Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund, and the Vanguard Retirement Savings Trust.

The Diebold Company Stock Fund is designed primarily for investment in common stock of Diebold, Incorporated.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004
(continued)
9)	Contingency

The Employer has been served with various lawsuits by participants in the Employer’s 401(k) savings plan, alleging breaches of fiduciary duties with respect to the Plan. These lawsuits were filed against the Employer and certain current and former officers and directors of the Employer, however, neither the 401(k) plan trustee nor the 401(k) plan itself have been directly named in the lawsuits. The Employer and the individual defendants deny the allegations made against them, regard them as without merit, and intend to defend themselves vigorously.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2005
EIN: 34-0183970
Plan Number: 012

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected
Participant Contributions	Contributions Not	Contributions Corrected	Contributions Pending	Under VFCP and PTE
Transferred Late to Plan	Corrected	Outside VFCP	Correction in VFCP	2002-51
$2,651	—	$2,651	—	—

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005
EIN: 34-0183970
Plan Number: 012

		(c)
	(b)	Description of Investment including
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,		(d)	(e)
(a)	or Similar Party	Collateral, Par, or Maturity Value	Shares	Cost	Current Value

	Loomis Sayles Bond Fund	Registered Investment Company	1,111,098	***	$15,066,487
	Loomis Sayles Small Cap Value Fund	Registered Investment Company	521,887	***	13,141,109
*	Vanguard 500 Index Fund	Registered Investment Company	397,937	***	45,730,963
*	Vanguard Explorer Fund	Registered Investment Company	52,600	***	3,950,816
*	Vanguard International Growth Fund	Registered Investment Company	576,086	***	12,097,801
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	414,105	***	7,300,666
*	Vanguard PRIMECAP Fund	Registered Investment Company	397,681	***	25,972,546
*	Vanguard STAR Fund	Registered Investment Company	379,728	***	7,442,663
*	Vanguard Selected Value Fund	Registered Investment Company	476,502	***	8,986,826
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	2,502,252	***	25,172,655
*	Vanguard U.S. Growth Fund	Registered Investment Company	1,672,448	***	30,020,433
*	Vanguard Windsor II Fund	Registered Investment Company	829,530	***	25,989,163
*	Vanguard Retirement Savings Trust	Common/ Collective Trust	40,189,787	***	40,189,787
*	Diebold Company Stock Fund	Company Stock Fund	2,388,525	76,954,291	90,763,943
	Participant Loans (989 loans)	1 month — 5 years; 5.00% — 10.50%		**	8,632,575

					$360,458,433

*	Party-in-interest

**	The cost of participant loans is $0 based upon instructions for the Form 5500 Schedule H Line 4i.

***	Information not required pursuant to instructions to Form 5500 for participant-directed funds.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2005
EIN: 34-0183970
Plan Number: 012

							(h)
					(f)		Current
	(b)				Expense		Value of
(a)	Description of Assets (include	(c)	(d)	(e)	Incurred	(g)	Asset on	(i)
Identity of Party	interest rate and maturity in the	Purchase	Selling	Lease	with	Cost of	Transaction	Net Gain or
Involved	case of a loan)	Price	Price	Rental	Transaction	Asset	Date	(Loss)

The Vanguard Group	Vanguard Retire Savings Trust	$16,240,794	—	—	—	—	$16,240,794	—

The Vanguard Group	Vanguard Retire Savings Trust	—	$11,171,752	—	—	$11,171,752	11,171,752	—

The Vanguard Group	Diebold Company Stock	18,580,191	—	—	—	—	18,580,191	—

The Vanguard Group	Diebold Company Stock	—	23,682,810	—	—	17,856,690	23,682,810	$5,826,120

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
(Name of Plan)

Date: June 23, 2006	By: /s/ Kevin J. Krakora Kevin J. Krakora
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

DIEBOLD, INCORPORATED
FORM 11-K
INDEX TO EXHIBITS

EXHIBIT NO.		PAGE NO.
23.1	Consent of Bober, Markey, Fedorovich & Company, Independent Registered Public Accounting Firm	19

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm	20